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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              -------------------

                                  CARSON, INC.
                           (NAME OF SUBJECT COMPANY)

                              -------------------

                                  CARSON, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              -------------------

                                    14584510
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                               MALCOLM R. YESNER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  CARSON, INC.
                     64 ROSS ROAD, SAVANNAH INDUSTRIAL PARK
                            SAVANNAH, GEORGIA 31405
                           TELEPHONE: (912) 651-3400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                              -------------------

                                   COPIES TO:
                            LAWRENCE LEDERMAN, ESQ.
                             ROBERT S. REDER, ESQ.
                       MILBANK, TWEED, HADLEY & MCCLOY LLP
                            ONE CHASE MANHATTAN PLAZA
                            NEW YORK, NEW YORK 10005
                                 (212) 530-5000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    (a) Name and Address. The name of the subject company is Carson, Inc., a Delaware corporation (the 'Company'). The address of its principal executive offices is 64 Ross Road, Savannah Industrial Park, Savannah, Georgia 31405 and the telephone number is (912) 651-3400.

    (b) Securities. The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $.01 per share, of the Company (the 'Class A Common Stock' or the 'Shares'). As of February 25, 2000, 10,083,485 shares of Class A Common Stock were issued and outstanding. In addition, as of that date, 5,126,163 shares of Class C Common Stock, par value $.01 per share, of the Company (the 'Class C Common Stock' and, together with the Class A Common Stock, the 'Company Common Stock') were issued and outstanding. Each share of Class C Common Stock is convertible into one share of Class A Common Stock.

ITEM 2. IDENTITY AND BACKGROUND OF THE FILING PERSON.

    (a) Name and Address. The name, business address and business telephone of the Company, which is the person filing this statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

    (b) Tender Offer. This statement relates to the tender offer by Crayon Acquisition Corp. ('Purchaser'), a Delaware corporation and a wholly-owned subsidiary of Cosmair, Inc., a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule TO (the 'Schedule TO'), dated March 8, 2000, offering to purchase all of the outstanding Shares at a price of $5.20 per share, net to the seller in cash (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2000, and any supplement thereto (the 'Offer to Purchase'), and the related Letter of Transmittal, and any supplement thereto (which, together with the Offer to Purchase, constitute the 'Offer').

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 25, 2000 (the 'Merger Agreement'), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the 'Merger'), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the 'Surviving Corporation'). In the Merger, each outstanding share of Company Common Stock (other than shares held in the treasury of the Company, or by Parent, Purchaser or any other wholly-owned subsidiary of Parent, which shares will be cancelled, and other than Shares, if any, held by stockholders who perfect any appraisal rights they may have under the Delaware General Corporation Law (the 'DGCL')) remaining outstanding, will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive the Offer Price in cash.

    According to the Schedule TO, the principal executive offices of Parent and Purchaser are located at 575 Fifth Avenue, New York, NY 10017.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Except as described or referred to in the Information  Statement attached as
Schedule I hereto or as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements and understandings and no actual or potential conflicts of interests between the Company and its affiliates and (i) the Company, its executive officers and directors or affiliates or (ii) Parent or Purchaser or any of their respective executive officers, directors or affiliates.

CONFIDENTIALITY AGREEMENT.

    On July 24, 1997, Parent and the Company entered into a confidentiality agreement which was reaffirmed on March 10, 1999 (the 'Confidentiality Agreement'). Pursuant to the Confidentiality Agreement, Parent agreed to use the Evaluation Material (as defined in the Confidentiality

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Agreement) furnished to it by the Company solely for the purpose of evaluating a possible negotiated transaction between Parent and the Company and further agreed to keep such material confidential. In addition, Parent agreed in the Confidentiality Agreement that, for a period of two years, it would refrain from acquiring, seeking or proposing to acquire the Company or any of its securities or to engage in the solicitation of proxies for the Company's securities or otherwise from seeking or proposing to control the Company Board (as defined herein). The Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(1) hereto, is more fully summarized in the Offer to Purchase under the heading 'PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; MERGER AGREEMENT; STOCKHOLDERS AGREEMENT AND OTHER AGREEMENTS; OTHER MATTERS -- CONFIDENTIALITY AGREEMENT' and is incorporated herein by reference.

EXCLUSIVITY AGREEMENT.

    On February 3, 2000, Parent and the Company entered into an exclusivity agreement (the 'Exclusivity Agreement'). Pursuant to the Exclusivity Agreement, the Company, subject to certain exceptions, agreed to negotiate exclusively with Parent with respect to a possible acquisition of the Company until February 14, 2000, and to afford Parent and its affiliates reasonable access to complete their due diligence review of the Company. The Company's largest stockholder, DNL Partners Limited Partnership ('DNL'), which controls a majority of the voting power of the Company Common Stock through its ownership of 3,015,463 shares of Class C Common Stock, also agreed to be bound by the terms of the exclusivity arrangement contained in the Exclusivity Agreement. The Exclusivity Agreement, a copy of which has been filed as Exhibit (e)(2), is incorporated herein by reference.

MERGER AGREEMENT.

    Parent, Purchaser and the Company have entered into the Merger Agreement, a copy of which is filed as Exhibit (e)(3) hereto. The description of the terms of the Merger Agreement contained in the Offer to Purchase under the heading 'PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; MERGER AGREEMENT; STOCKHOLDERS AGREEMENT AND OTHER AGREEMENTS; OTHER MATTERS -- THE MERGER AGREEMENT' is incorporated herein by reference.

STOCKHOLDERS AGREEMENT.

    In connection with, and as a condition to the execution and delivery by Parent of, the Merger Agreement, Parent, Purchaser, the Company and DNL and certain other stockholders of the Company owning in the aggregate approximately 88% of the total voting power of all outstanding shares of Company Common Stock entered into a Stockholders Agreement, dated as of February 25, 2000 (the 'Stockholders Agreement'), pursuant to which each of these stockholders has, among other things, (i) subject to the fulfillment of certain conditions, agreed to convert such stockholder's shares of Class C Common Stock into shares of Class A Common Stock and to tender all of such stockholder's Shares in the Offer, (ii) agreed to vote such stockholder's shares of Company Common Stock in favor of the Merger and the Merger Agreement and against various matters that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Stockholders Agreement and (iii) granted to Parent a proxy with respect to the foregoing voting arrangements. The Stockholders Agreement, a copy of which has been filed as Exhibit (e)(4), is more fully summarized in the Offer to Purchase under the heading 'PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; MERGER AGREEMENT; STOCKHOLDERS AGREEMENT AND OTHER AGREEMENTS; OTHER MATTERS -- THE STOCKHOLDERS AGREEMENT' and is incorporated herein by reference.

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YESNER EMPLOYMENT AGREEMENT.

    On February 25, 2000, in connection with, and as a condition to the execution and delivery by Parent of, the Merger Agreement, Malcolm Yesner ('Mr. Yesner'), the President and Chief Executive Officer of the Company, entered into an employment agreement with Parent (the 'Yesner Employment Agreement') pursuant to which Mr. Yesner will serve as the President of Carson Products Company, the Company's wholly-owned subsidiary ('Carson Products'), and as an officer of Parent. The Yesner Employment Agreement has an initial term of 24 months commencing upon the earlier to occur of the completion of the Offer or the effective date of the Merger (the 'Initial Term'). At the end of the Initial Term, the Yesner Employment Agreement will remain in effect for additional one-year terms unless either party has given written notice to the other party 90 days prior to the expiration. Mr. Yesner will receive an annual base salary of $375,000 through December 31, 2000, $420,000 for the period January 1, 2001 through December 31, 2001 and not less than $420,000 for the period from January 1, 2002 through the remainder of the Initial Term. This base salary may be increased, but not decreased, by Parent at any time.

    Mr. Yesner will receive a guaranteed bonus of $150,000 for Parent's 2000 fiscal year and for the remainder of the term of employment will be eligible to receive, in the sole discretion of Parent, an annual bonus of up to 30% of Mr. Yesner's base salary at such time. Mr. Yesner is also entitled to the payment of a retention bonus of $2,250,000 (the 'Retention Bonus') following the earliest to occur of (i) the expiration of the Initial Term (provided Mr. Yesner is employed by Parent on the last day thereof), (ii) Mr. Yesner's death or disability and (iii) the termination of Mr. Yesner's employment without 'Cause' or for 'Good Reason' (each as defined in the Yesner Employment Agreement).

    Mr. Yesner will participate in Parent's Stock Incentive Plan maintained for the benefit of the senior executives of Parent (the 'Stock Incentive Plan'). Parent will credit $100,000 to Mr. Yesner's phantom stock account for the 2000 fiscal year and for each successive completed fiscal year of employment Parent will credit Mr. Yesner's account with an amount equal to Mr. Yesner's annual bonus actually awarded in such year.

    The Yesner Employment Agreement provides that if Mr. Yesner is terminated without 'Cause' or resigns for 'Good Reason' Mr. Yesner will receive the following: (i) the sum of his remaining base salary, (ii) any bonus payment Mr. Yesner would have received had he worked the balance of the Initial Term or, if applicable, during the balance of any renewal term, (iii) the Retention Bonus if the Yesner Employment Agreement is terminated within the Initial Term, (iv) continuation of certain health and welfare benefits, and (v) any other compensation and benefits as may be provided in accordance with any applicable plans, programs or agreements of Parent. The Yesner Employment Agreement also provides that if Mr. Yesner is terminated for 'Cause' or resigns without 'Good Reason', Mr. Yesner will not be entitled to any additional compensation, except for any compensation or benefits as may be provided in accordance with any applicable plans, programs or agreements of Parent.

    The Yesner Employment Agreement provides that Mr. Yesner will not compete, directly or indirectly, within any geographic area in which Parent or its affiliates are doing business for a period of three years following the date of Mr. Yesner's termination for any reason (the 'Restriction Period'). In consideration of such restriction, Mr. Yesner will receive the following: (i) during the first two years of the Restriction Period a payment of $500,000 per year and (ii) during the last year of the Restriction Period a payment of $400,000. If Mr. Yesner voluntarily terminates his employment (other than due to disability or for 'Good Reason') during the Initial Term, Purchaser may elect to waive the non-compete provisions in the Yesner Employment Agreement, in which case, Parent would not be liable to pay any amounts during the Restriction Period.

    Upon the commencement of the Initial Term, the Yesner Employment Agreement will supersede Mr. Yesner's current employment arrangements with the Company, which are described in the Information Statement attached as Schedule I hereto.

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    A copy of the Yesner  Employment  Agreement  is attached  as Exhibit  (e)(5)
hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Company Board. On February 18, 2000, the Board of Directors of the Company (the 'Company Board') unanimously (with three directors abstaining as described below under ' -- Background') (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the holders of shares of Company Common Stock, (ii) approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby (including, without limitation, for purposes of Section 203 of the DGCL) and
(iii) recommended that the holders of shares of Company Common Stock accept the Offer and, if required by the DGCL, approve and adopt the Merger Agreement and the transactions contemplated thereby. ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY TENDER THEIR SHARES PURSUANT TO THE OFFER. Copies of a press release announcing the Merger Agreement and the transactions contemplated thereby and of a letter to the stockholders of the Company communicating the Company Board's recommendation are filed herewith as Exhibits
(a)(3) and (a)(4), respectively, and are incorporated herein by reference.

    (b)(1) Background.

    Parent first contacted the Company through their respective financial advisors in July 1997 concerning a possible acquisition of the Company. On July 24, 1997, Parent and the Company entered into the Confidentiality Agreement and the Company provided certain information to Parent. A meeting was held between representatives of the two companies, Parent's financial advisor, Lazard Freres & Co. LLC ('Lazard'), and the Company's former financial advisor. Thereafter, Lazard advised the Company's former financial advisor that Parent was not interested in pursuing an acquisition of the Company.

    In September 1998, the Company was contacted by two other potential strategic buyers interested in discussing a possible acquisition of the Company. In light of this contact, on September 24, 1998, the Company formally engaged PaineWebber Incorporated ('PaineWebber') to act as its exclusive financial advisor to help the Company consider its strategic alternatives. In addition, the Company engaged Milbank, Tweed, Hadley & McCloy LLP ('Milbank, Tweed') to assist the Company in connection with any proposed sale transaction.

    Between November 1998 and February 1999, PaineWebber contacted five potential strategic buyers, including Parent, on behalf of the Company. In February and March 1999, the Company entered into confidentiality agreements with four of these potential buyers. On March 10, Parent reaffirmed its obligations to the Company under the Confidentiality Agreement. In addition, management presentations were made to the potential buyers, who then conducted certain follow-up due diligence. Although representatives of the Company held preliminary discussions with certain of the potential buyers, none of them, including Parent, was willing to make an offer at that time.

    In August 1999, the Company publicly announced that it would begin to explore alternative strategies for the Company's stake in its South African subsidiary. Thereafter, a South African-based investment banking firm was retained to solicit bids. Although the Company received two bids as a result of this process, the Company was not satisfied with the bids and the sales process was put on hold.

    Following the public announcement of a potential sale of the Company's South African holdings, the Company received inquiries as to whether the Company would again entertain offers for a transaction involving the entire Company. Thereafter, between August and November 1999, at the Company's request, PaineWebber contacted four of the original potential strategic buyers, including Parent, and seven additional potential buyers, including three financial buyers, to see if they had any interest in discussing an acquisition of the Company. From late October through December 1999, Parent and the two other potential strategic buyers who indicated their interest in

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proceeding  further  in  the  process  were  allowed  to  conduct  in-depth  due diligence, including discussions with members of senior management.

    On January 4, 2000, PaineWebber sent letters to four potential bidders, including Parent, requesting non-binding indications of interest for the acquisition of the Company. The Company's legal counsel also forwarded a draft of the Merger Agreement to Parent and one of the other potential bidders, together with a draft of the Stockholders Agreement indicating that holders of a portion of the shares of Class C Common Stock representing a majority of the voting power of the Company Common Stock would agree to support the transaction. Initially, Parent informed PaineWebber that it was chiefly interested in acquiring the Company's international operations. PaineWebber responded that the Company's strong preference was to sell the entire Company. Thereafter, the Company received three non-binding indications of interest for the sale of the
Company: one was delivered orally to two of the Directors bidding the market price of the Shares (which at the time was approximately $3.00), and two were delivered on January 14, 1999 in written form, including one from Parent, each bidding $5.00 per Share. At the time Parent submitted its bid, Parent advised PaineWebber that it would seek to renegotiate the employment arrangements of the Company's President and Chief Executive Officer, Malcolm Yesner, in order to receive a commitment of continued employment from Mr. Yesner. The Company, PaineWebber and Milbank, Tweed discussed the relative values of the offers received. Following clarification from Parent that its $5.00 bid was subject to reduction to reflect the estimated cost, above 101% of principal amount (the put price for bondholders upon a change of control of the Company), of retiring the Company's public senior subordinated bonds, PaineWebber and the Company concluded that Parent's offer should be valued at approximately $4.40 per Share.

    On January 21, 2000, PaineWebber sent follow-up letters to Parent and the other potential buyer who had submitted a non-binding indication of interest at the $5.00 level requesting final offers for the Company. On January 27, 2000, Lazard orally communicated to PaineWebber that Parent reaffirmed its $5.00 per Share bid but dropped the condition relating to retirement of the Company's public senior subordinated bonds discussed above which had previously led PaineWebber and the Company to discount the offer to approximately $4.40. On or about the same date, the other potential buyer advised PaineWebber that it had decided not to pursue a transaction with the Company and withdrew its previous bid.

    On February 1, 2000, following further price discussions between PaineWebber and Parent and its financial advisor, Lazard, Parent informed PaineWebber that, before proceeding further with any price negotiations, Parent required that the Company enter into an agreement providing for an exclusivity period, during which period the Company would agree not to solicit offers from or conduct negotiations with any other potential bidder and Parent would endeavor to complete its due diligence review of the Company. Parent also advised the Company through its legal counsel that Parent's bid was conditioned on all owners of Class C Common Stock, entering into the Stockholders Agreement with Parent simultaneously with the execution and delivery of the Merger Agreement with the Company, thereby assuring stockholder approval of the transaction and enhancing Parent's ability to complete a short-form merger. Parent also reaffirmed its need to enter into new employment arrangements with Mr. Yesner providing for a two-year commitment.

    Later on February 1, 2000, a special meeting of the Company Board was held for the purpose of updating the directors with respect to the history, content and status of discussions concerning the potential sale of the Company. Presentations were made by representatives of PaineWebber and Milbank, Tweed as well as by certain members of the Company Board's Executive Committee who had been a party to discussions with various of the potential bidders. In particular, the Company Board was apprised of Parent's offer to acquire the Company, the issues raised by Parent with respect to the Merger Agreement and the Stockholders Agreement and of Parent's request that the Company enter into the Exclusivity Agreement. The Company Board discussed Parent's offer, reviewed the possible alternatives to the offer, including the likelihood that any other offers would be forthcoming and continuing to operate as an independent public company. Following a discussion of the various alternatives available to the Company, the Company Board instructed PaineWebber to seek an offer of $5.25 per share from Parent and authorized the

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Company to enter into the Exclusivity Agreement if such an offer was received in order to encourage Parent to conclude its due diligence in a timely manner.

    PaineWebber relayed the Company Board's position to Lazard and, on February 2, 2000, Parent raised its offer to $5.25 per share, subject to satisfactory completion of its due diligence investigation, expansion of the definition of 'material adverse change' contained in the Merger Agreement and a two-week exclusivity period. The Company and DNL entered into the Exclusivity Agreement with Parent on February 3, 2000. The exclusivity period was scheduled to terminate at midnight on February 14, 2000.

    From February 3 to February 14, 2000, the Company and Parent and their respective legal and financial advisors negotiated the final terms of the Merger Agreement and the Stockholders Agreement and related documents. Concurrently, Parent continued its due diligence investigation. During this investigation, Parent became aware of certain litigation (the 'AM Lawsuits') between the Company and AM Cosmetics Corp. ('AMC') and its wholly-owned subsidiary, AM Products Company ('AMP', and together with AMC, the 'AM Companies') and the terms of a proposed settlement. Parent informed the Company that its offer was contingent upon a settlement of the AM Lawsuits satisfactory to Parent. For a more detailed description of the AM Lawsuits see Schedule I attached hereto under the heading 'CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- AM COSMETICS.' In addition, during this period, Parent and Mr. Yesner reached agreement on revised employment terms to take effect upon consummation of the Merger. See, 'YESNER EMPLOYMENT AGREEMENT.'

    In the afternoon of February 15, 2000, the Company Board held a special meeting to receive an update on the status of discussions and negotiations with Parent. At this meeting, representatives of PaineWebber reviewed with the Company Board its financial analysis of Parent's proposed acquisition price, and delivered its oral opinion that, as of such date, the $5.25 per share cash consideration to be received by the stockholders was fair to such stockholders from a financial point of view. Milbank, Tweed reported on the status of discussions with respect to the Merger Agreement, the Stockholders Agreement and related documents (copies of which, together with an executive summary, had been forwarded to the directors prior to the meeting). In addition, Company officers and special litigation counsel reported on the status of settlement negotiations with the AM Companies. The Company Board was advised that the Company and the AM Companies had agreed in principle to a settlement of the AM Lawsuits pursuant to which the Company would pay $650,000 to the AM Companies and would surrender shares of preferred stock of the AM Companies previously purchased by the Company. Because certain of the directors of the Company were present or former directors, officers and/or stockholders of the AM Companies, the Company Board appointed an independent litigation committee of Malcolm Yesner and Jack Kemp to advise the Company Board as to the fairness and appropriateness of the proposed settlement. The independent litigation committee approved the settlement described above, subject to negotiation of a settlement agreement and appropriate releases for the Company and its current and former officers and directors.

    The Company Board adjourned the meeting in the evening of February 15, 2000, but reconvened each day for several hours, either in person or telephonically, from February 16 through February 18, 2000. Each day, the Company's officers and financial and legal advisors updated the Company Board on the status of the settlement negotiations and discussions with Parent. During the course of the week, it became apparent that the AM Companies were not willing to agree to releases for certain officers and directors of the Company who had been officers and directors of the AM Companies that were satisfactory either to the Company Board or to Parent in light of the Company's continuing indemnity obligations to these officers and directors.

    On February 18, the Company Board was informed that the AM Companies required the Company to increase the settlement amount to $2 million in order to grant a release to the Company and all of its current and former directors and officers that was acceptable to each of the Company and Parent in form and scope. In view of the proposed $1.35 million increase in the settlement cost, the Company Board recognized that, to the extent the Company bore the

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increased  settlement  cost,  Parent's  acquisition  cost  would be  effectively increased by such amount. The Company Board also recognized, based on the previous negotiations, that Parent would be unwilling to bear such increase. In order to induce Parent to proceed with the transaction, DNL advised the Company Board that it would directly contribute a portion of the settlement increase, provided that the transaction with Parent was consummated. On this basis, the Company, Parent and DNL agreed that DNL would fund $531,492 of the increased settlement cost and Parent's offer would be reduced by $.05 per Share to $5.20 per Share, which is equal to $818,508 and which corresponds to the remaining portion of the increased settlement cost not being directly funded by DNL (although DNL would effectively bear approximately $150,773 of this portion of the increased settlement cost by virtue of its 18.4% ownership interest of the Company Common Stock). Based on the foregoing developments, the independent
litigation   committee  reviewed  the  revised  terms  for  the  settlement  and recommended that the Company Board approve a settlement payment totaling $2 million (plus surrender of the preferred stock) to the AM Companies and that a settlement agreement and satisfactory releases be negotiated as expeditiously as possible. The Company Board discussed the Company's options with respect to the settlement negotiations and considered the effect that an extended settlement negotiation would have on the Company, in particular with respect to Parent's willingness to proceed with the proposed transaction. The Company Board unanimously approved the proposed settlement on that date, with three directors (two of whom were also directors of the AM Companies and the other of whom was one of the principal beneficiaries of the releases received from the AM Companies as a result of the increased settlement payment) abstaining.

    Thereafter, at the February 18 meeting, PaineWebber advised the Company Board that the reduction of the proposed merger consideration to $5.20 per Share in light of the proposed settlement of the AM Lawsuits did not change its overall conclusions with respect to the fairness of the consideration being offered by Parent, as reviewed with the Company Board on February 15, 2000. Accordingly, PaineWebber rendered to the Company Board its oral opinion (which was confirmed by delivery of a written opinion dated February 18, 2000) as to the fairness, from a financial point of view, of the $5.20 per Share cash consideration to be received by Company stockholders in the Offer and the Merger.

    Following PaineWebber's presentation and further discussions among the directors and the Company's financial and legal advisors and consideration of the factors discussed below under 'Reasons for the Recommendation,' the Company Board unanimously, with the three directors who abstained from the vote on the Settlement Agreement as described above abstaining, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby and (iii) recommended that the stockholders of the Company accept the Offer and, if required by the DGCL, approve and adopt the Merger and the Merger Agreement and the transactions contemplated thereby. The Company Board recognized that completion of negotiations with Parent depended on satisfactory documentation of the settlement with the AM Companies and the release of the Company from certain indemnity obligations to certain officers and directors of the Company who had been officers and directors of the AM Companies. Agreement on the forms of these releases (the 'Indemnity Releases') was reached on February 18, 2000.

    Between February 18 and February 25, 2000, representatives of the Company and the AM Companies continued to negotiate the terms of a settlement agreement and the related releases. While the Company was ultimately willing to pay half of the proposed $2 million settlement upon signing the settlement agreement, the Company sought to defer payment of the remaining $1 million (the 'Second Payment'). Parent insisted that the Second Payment not be due until the earlier of the consummation of the Merger or July 31, 2000, the scheduled termination date of the Merger Agreement; however, the AM Companies initially were not prepared to accept deferral of the Second Payment beyond March 31, 2000. In order to bridge this gap, six directors of the Company (Messrs. Bathgate, Butler, Estrin, Sabre, Wasik and Yesner) arranged for GrandBank, Inc., a Maryland state chartered bank, to issue an irrevocable letter of credit (the 'Letter of

Credit') in the amount of $690,000 for the benefit of the AM Companies to secure a portion of the Second Payment. The AM Companies are entitled to make a draw down under the Letter of Credit to the extent that the Second Payment has not been made on or prior to March 31, 2000. Both Parent and the AM Companies agreed to this arrangement. Pursuant to a letter agreement among the Company and such directors (the 'Reimbursement Agreement'), the Company agreed to reimburse such directors for the full amount of any draw downs under the Letter of Credit in circumstances in which the Merger is not consummated, together with interest thereon at the rate of 12% per annum from the date of the draw down to the date of reimbursement. In circumstances in which the Merger is consummated, the Company is required to reimburse such directors only for any amounts drawn down under the Letter of Credit in excess of $531,492 (the first $531,492 of reimbursement in such circumstance being the responsibility of DNL), together with interest thereon at the rate of 12% per annum from the date of the draw down to the date of reimbursement. After review and recommendation by an independent committee consisting of Leroy Keith, Suzanne de Passe, James Hudson and Jack Kemp, the reimbursement arrangements embodied in the Reimbursement Agreement were approved by unanimous written consent of the Company Board. Copies of the Settlement Agreement, the mutual releases delivered by Carson Products and the AM Companies and the Reimbursement Agreement are attached as Exhibits (e)(6), (e)(7), (e)(8) and (e)(9) hereto and are incorporated herein by reference.

    The Company and the AM Companies concluded the settlement negotiations and entered into a settlement agreement with mutual releases and related documentation on February 25, 2000 (the 'Settlement Agreement'). In addition, Parent indicated on that date that it was prepared to enter into the Merger Agreement in the form negotiated by the parties and their counsel, calling for an Offer and Merger price of $5.20 per share of Company Common Stock. DNL and each of the other holders of Class C Common Stock, together with the Company's directors and certain officers (including those who had abstained from the vote on the Merger Agreement), indicated their willingness to sign the Stockholders Agreement. Accordingly, on February 25, 2000, Parent, Purchaser and the Company signed the Merger Agreement, the Stockholders Agreement and related documents, each of the Stockholders signed the Stockholders Agreement and granted Parent the proxy contemplated by the Stockholders Agreement and the Indemnity Releases were executed and delivered. In addition, on that date Parent and Mr. Yesner entered into the Yesner Employment Agreement discussed above.

    Parent and the Company issued separate press releases announcing the Merger on February 28, 2000.

    (b)(2) Reasons for the Recommendation.

    In making the determinations and recommendations set forth in Item 4(a) above, the Company Board considered a number of factors including, without limitation, the following:

        (i) The historical and recent market prices of the Shares, the lack of liquidity, trading volume and analyst coverage of the Shares due to the Company's relatively small market capitalization and the fact that the cash offer price of $5.20 per share of Company Common Stock provided for in the Merger Agreement represented a premium of approximately 40% over the closing trading price of the Shares on the last trading day prior to the announcement of the Merger.

        (ii) The advice and presentation of PaineWebber, including the opinion of PaineWebber delivered on February 18, 2000 that, as of such date and based upon its review and analysis and subject to the limitations set forth therein, the $5.20 per Share cash consideration to be received by the holders of shares of Company Common Stock in the Offer and the Merger, taken together, is fair to such holders from a financial point of view. A copy of the written opinion dated February 18, 2000 of PaineWebber, which sets forth the procedures followed, matters considered, assumptions made and limitations of the review undertaken by PaineWebber in rendering its opinion, is attached as Exhibit (a)(6) hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE OPINION OF PAINEWEBBER IN ITS ENTIRETY.

        (iii) The terms and conditions of the Merger Agreement and, in particular, the facts that the transaction is structured as a two-step transaction and the Offer provides Company stockholders with an opportunity, assuming no regulatory delays, to receive their cash payment on an accelerated basis, and that Parent has the ability to terminate the Offer and the Merger Agreement only in a limited number of circumstances.

        (iv) The inherent risks in continuing to operate as an independent public company given the competitive business environment in which the Company operates and the increasing difficulty that the Company faces, because of its relatively small size, limited resources and significant debt, in its ability to achieve increased sales of its products and services.

        (v) The Company Board's familiarity with the Company's business, prospects, financial condition, results of operations and current business strategy and the significant challenges that the Company would face if it did not proceed with the proposed transaction with Parent, including the need for funds to achieve future plans, the need to refinance the Company's long term debt in the near future, near and long term business risks and recent turnovers in Company management.

        (vi) The absence of other strategic alternatives given the fact that no firm offers to acquire the Company -- other than Parent's -- were obtained by PaineWebber despite its contacting numerous potential strategic and financial purchasers on behalf of the Company over an extended period of time.

        (vii) The high likelihood that the transactions contemplated by the Merger Agreement would be consummated, particularly in light of Parent's reputation and ability to finance the acquisition and the absence of any financing condition in the Merger Agreement.

        (viii) The fact that DNL and other stockholders controlling approximately 88% of the voting power of the outstanding shares of Company Common Stock and approximately 48% of the number of outstanding shares of Company Common Stock on a fully-diluted basis were in favor of the transaction with Parent and were willing to sign the Stockholders Agreement.

    In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

    (c) Intent to Tender. Pursuant to the Stockholders Agreement, the Stockholders have agreed (1) upon receipt of written notice from Parent or Purchaser that at least 565,857 shares of Class A Common Stock have been tendered, to convert all of their shares of Class C Common Stock into shares of Class A Common Stock and tender all shares of Company Common Stock owned by them pursuant to the Offer, (ii) vote their shares of Company Common Stock in favor of the Merger and (iii) vote against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The shares of Company Common Stock that are the subject of the Stockholders Agreement represent, in the aggregate, approximately 48% of the outstanding shares of Company Common Stock on a fully diluted basis. See 'Stockholders Agreement' under Item 3 above.

    To the best of the Company's knowledge, each of its directors and executive officers, including those who are party to the Stockholders Agreement, presently intend to tender his or her Shares pursuant to the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    On September 24, 1998, the Company formally engaged PaineWebber to act as the Company's exclusive financial advisor in connection with any proposed sale transaction (a 'Sale') involving the Company and another business entity (the 'Financial Advisor Agreement'). Pursuant to the Financial Advisor Agreement, PaineWebber agreed, upon the Company's reasonable request, to perform certain customary financial advisory and investment banking services, including the rendering of a fairness opinion to the Company Board in connection with a Sale.

    Pursuant to the Financial Advisor Agreement, the Company agreed to pay PaineWebber cash fees for its services in the following amounts: (i) a retention fee of $50,000, (ii) $500,000 for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company and its stockholders in connection with a Sale and (iii) a transaction fee of
 .95% of the purchase price upon consummation of a Sale (as defined therein), less the fees described in clauses (i) and (ii) above.

    In addition, the Company has agreed in the Financial Advisor Agreement to reimburse PaineWebber for its reasonable out-of-pocket expenses, including reasonable fees of counsel. In a separate letter agreement also executed on September 24, 1998, the Company has agreed to indemnify PaineWebber and certain related persons against certain liabilities in connection with PaineWebber's engagement under the Financial Advisor Agreement.

ITEM 6. SECURITIES TRANSACTIONS.

    There have been no transactions in Shares which were effected during the past sixty (60) days by the Company or, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a) Except as set forth in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) a tender offer or other acquisition of securities by or of the Company; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a purchase, sale or transfer of a material amount of assets by the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness, or capitalization of the Company.

    (b) Except as described in Item 3 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relates to one or more of the matters referred to in Item 1006(d)(1) of Regulation M-A.

ITEM 8. ADDITIONAL INFORMATION.

    Reference is hereby made to the Offer to Purchase and the related  Letter of
Transmittal,   which  are  attached  as  Exhibits   (a)(1)  and  (a)(2)  hereto,
respectively, and are incorporated by reference herein in their entirety.

ITEM 9. EXHIBITS.

         *(a)(1) -- Offer to Purchase dated March 8, 2000.
         *(a)(2) -- Letter of Transmittal with respect to Shares.
        **(a)(3) -- Text of press release issued by Carson, Inc. dated
                    February 28, 2000.
          (a)(4) -- Letter to stockholders of Carson, Inc. dated March 8,
                    2000.
         *(a)(5) -- Form of Summary Advertisement dated March 8, 2000.
          (a)(6) -- Fairness Opinion of PaineWebber Incorporated dated
                    February 18, 2000.
         *(e)(1) -- Confidentiality Agreement, dated July 24, 1997, as amended from time to time, by and between Carson, Inc. and
                    Cosmair, Inc.
         *(e)(2) -- Exclusivity Agreement, dated as of February 3, 2000, by and between Carson, Inc. and Cosmair, Inc. and agreed to
                    by DNL Partners Limited Partnership.
         *(e)(3) -- Agreement and Plan of Merger, dated as of February 25,
                    2000, by and among Cosmair, Inc., Crayon Acquisition Corp.
                    and Carson, Inc.
         *(e)(4) -- Stockholders Agreement, dated as of February 25, 2000, by and among Cosmair, Inc., Crayon Acquisition Corp., Carson,
                    Inc. and the stockholders signatory thereto.
         *(e)(5) -- Employment Agreement, dated as of February 25, 2000, by and between Cosmair, Inc. and Malcolm R. Yesner.
        **(e)(6) -- Settlement Agreement, dated as of February 25, 2000, among Carson Products Company, AM Cosmetics Corp. and AM
                    Products Company.
        **(e)(7) -- Release, dated as of February 25, 2000, by Carson
                    Products Company in favor of AM Cosmetics Corp. and AM
                    Products Company.
        **(e)(8) -- Release, dated as of February 25, 2000, by AM Cosmetics
                    Corp. and AM Products Company in favor of Carson Products
                    Company.
        **(e)(9) -- Letter Agreement, dated as of February 25, 2000, among
                    Carson, Inc. and certain directors of the Company.
      ***(e)(10)    -- Letter  Agreement,  dated as of February 25, 2000,  among
                    DNL Partners Limited Partnership and Cosmair, Inc.
      ***(e)(11) -- Form of Indemnity Release between certain officers and directors of Carson, Inc. and Cosmair, Inc.
             (g) -- [not applicable]

---------

* Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule TO dated March 8, 2000 and incorporated herein by reference.

** Incorporated by reference to the Company's Current Report on Form 8-K filed on March 1, 2000.

*** To be filed by amendment.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CARSON, INC.

                                          By: /s/ ROBERT W. PIERCE
                                               .........................
                                              Name: Robert W. Pierce
                                             Title: Executive Vice President
                                                    and Chief Financial Officer

Dated: March 8, 2000

                                                                      SCHEDULE I

                                  CARSON, INC.
                     64 ROSS ROAD, SAVANNAH INDUSTRIAL PARK
                            SAVANNAH, GEORGIA 31405

                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about March 8, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') of Carson, Inc. (the 'Company') to the holders of record of shares of Class A Common Stock, par value $.01 per share, of the Company (the 'Class A Common Stock'). You are receiving this Information Statement in connection with the possible election of persons designated by Cosmair, Inc., a Delaware corporation ('Parent'), to at least a majority of the seats on the Board of Directors of the Company (the 'Board').

    On February 25, 2000, the Company, Parent and Crayon Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ('Purchaser'), entered into an Agreement and Plan of Merger (the 'Merger Agreement') in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the 'Offer') for all of the issued and outstanding shares of Class A Common Stock at a price of $5.20 per share (or any greater amount paid per share pursuant to the Offer), net to the seller in cash, and
(ii) following the consummation of the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the 'Merger'). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    The Merger Agreement requires that the Company use its best efforts, at Parent's request, to cause Parent's designees to be elected or appointed to the Board under the circumstances described in Section 1.03 of the Merger Agreement. See 'BOARD OF DIRECTORS AND EXECUTIVE OFFICERS -- Right to Designate Directors; Parent's Designees' below.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    In accordance with the Merger Agreement, Purchaser will commence the Offer on Wednesday, March 8, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 8, 2000 unless the Offer is extended or is terminated under the terms of the Merger Agreement.

    The information contained in this Information Statement concerning Parent, Purchaser and Parent's Designees (as hereinafter defined) has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    Pursuant to the Company's Certificate of Incorporation, each stockholder is entitled to (i) one vote for each share of Class A Common Stock and (ii) ten votes for each share of Class C Common Stock, par value $.01 per share, of the Company (the 'Class C Common Stock' and, together with the Class A Common Stock, the 'Company Common Stock'). At the close of business on February 25, 2000, there were 10,083,485 shares of Class A Common Stock outstanding and 5,126,163 shares of Class C Common Stock outstanding.

    The Board currently consists of ten (10) members and is divided into three classes, designated as Class I, Class II and Class III, with each Director being elected to a three-year term. The number of Directors may consist of such number of members, not less than ten
(10) and not more than fifteen (15), as shall be determined from time to time by resolution of the Board. Vacancies in the Board may be filled by a majority vote of the remaining Board though less than a quorum of the Board, and any Director chosen to fill a vacancy will hold office until the expiration of the term of his or her predecessor in office.

PARENT'S RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, subject to compliance with applicable law and the Company's Certificate of Incorporation, promptly upon the purchase by Parent of shares of Class A Common Stock pursuant to the Offer, and from time to time thereafter, Parent shall be entitled to designate such number of Directors ('Parent's Designees'), rounded up to the next whole number, as shall give Parent representation on the Board equal to the product of the total number of Directors on the Board (giving effect to the Directors elected pursuant to this sentence) multiplied by the percentage that the aggregate voting power of such number of shares of Class A Common Stock beneficially owned by Parent or any affiliate of Parent following such purchase bears to the total voting power of all shares of Company Common Stock then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Parent's Designees to be elected as Directors of the Company, including increasing the size of the Board or securing the resignations of incumbent Directors or both.

    It is expected that Parent's Designees may assume office at any time following the purchase by Purchaser of shares of Class A Common Stock pursuant to the Offer, which purchase may not be earlier than April 4, 2000, and that, upon assuming office, Parent's Designees will thereafter constitute at least a majority of the Board.

PARENT'S DESIGNEES

    Any director or executive officer of Parent or Purchaser listed in Schedule I to the Offer to Purchase filed as exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Parent and Purchaser, dated March 8, 2000 ('Schedule TO'), filed with the Securities and Exchange Commission may be designated by Parent as a Parent's Designee. The information contained in said Schedule I with respect to the potential Parent's Designees has been furnished by Parent for inclusion herein and is incorporated herein by reference.

DIRECTORS OF THE COMPANY

    Set forth below is certain information regarding each current Director of the Company as of March 8, 2000:

                                                                                      DIRECTOR
                 NAME                   AGE                 POSITIONS                  SINCE
                 ----                   ---                 ---------                  -----
Lawrence E. Bathgate, II..............  60    Director                                  1995
Abbey J. Butler.......................  62    Director                                  1996
Suzanne de Passe......................  52    Director                                  1996
Melvyn J. Estrin......................  57    Director                                  1996
James L. Hudson.......................  60    Director                                  1996
Leroy Keith...........................  61    Chairman of the Board and Director        1995
Jack Kemp.............................  63    Director                                  1996
John L. Sabre.........................  42    Director                                  1996
Vincent A. Wasik......................  55    Director                                  1995
Malcolm R. Yesner.....................  42    President and Chief Executive Officer     1998
                                                and Director

    Lawrence E. Bathgate, II became a Director of the Company upon its inception in May 1995 and of Carson Products Company, the Company's wholly-owned subsidiary ('Carson Products'), in August 1995. He served as Secretary of the Company from May 1995 to August 1996. He also serves as President and Chief Executive Officer of Bathgate, Wegener & Wolf, P.A., a law firm with which he has been affiliated since 1970. Mr. Bathgate is a founder and principal of MCG Global, L.L.C., a Delaware limited liability company and affiliate of the Company ('MCG Global'). Additionally, he has served as a director of AM Cosmetics Corp., a Delaware corporation ('AM Cosmetics'), since June 1996. He also serves on the Board of Trustees of Villanova University and the Board of Regents of Seton Hall University and served as Finance Chairman of the Republican National Committee from 1988 to 1992.

    Abbey J. Butler became a Director of the Company in August 1996 and of Carson Products in June 1996. Mr. Butler currently serves in the following capacities for the following companies and organizations: Avatex (formerly FoxMeyer Health Corporation), Director from 1990, Co-Chairman of the Board of Directors from 1990, Co-Chief Executive Officer from 1990; NII Health Care Corporation, Co-Chairman of the Board of Directors, Co-Chief Executive Officer; Ben Franklin Retail Stores, Inc., Director from November 1991 to March 1997 and Co-Chairman of the Board of Directors from 1994 to March 1997; C.B. Equities Capital Corp., President from 1982 and Director from 1982; GrandBank Inc., Director from 1994; CST Entertainment Inc., Director from 1994; Imagyn Medical Technology, Inc., Director from 1995; Cyclone Fence Corp., Director from 1995; Phar-Mor, Inc., Director from 1995, Chairman and Chief Executive Officer from 1997; The American University, Trustee from 1986; Starlight Foundation, Director from 1990; Executive Council of the National Committee for the Performing Arts of the John F. Kennedy Center, Director from 1989; and President's Advisory
Committee  on the Arts,  Member  from 1992.  Mr.  Butler is the former  Co-Chief
Executive Officer of FoxMeyer Drug Company which, along with FoxMeyer Health Corporation and certain other of its subsidiaries and affiliates, including Ben Franklin Retail Stores, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 27, 1996.

    Suzanne de Passe became a Director of the Company in August 1996 and of Carson Products in June 1996. Ms. de Passe has served as Chief Executive Officer of de Passe Entertainment since 1991. She currently serves on the Board of Directors of The American Film Institute and the Los Angeles Opera.

    Melvyn J. Estrin became a Director of the Company in August 1996 and of Carson Products in June 1996. Mr. Estrin currently serves in the following capacities for the following companies: Avatex (formerly FoxMeyer Health Corporation), Director since 1990, Co-Chairman of the Board of Directors from March 1991, Co-Chief Executive Officer from October 1991; NII Health Care Corporation, Co-Chairman of the Board of Directors, Co-Chief Executive Officer; Washington Gas Light Company, Director from October 1991; GrandBank Inc., Director from August 1993; UroHealth Systems, Inc., Director from July 1995; Phar-Mor, Inc., Director from September 1995; Centaur Partners, L.P., Managing Partner from 1990; University Research Corporation, Chief Executive Officer since 1978; and Estrin International, Chairman and Chief Executive Officer since 1983. Mr. Estrin has also served in the following capacities for the following companies and organizations: Ben Franklin Retail Stores, Inc., Co-Chairman of the Board of Directors from November 1991 to March 1997, Co-Chief Executive Officer from 1994 to March 1997, Director from 1991 to March 1997; University of Pennsylvania, Trustee from 1990 to 1995; and Commissioner of the National Capital Planning Commission, appointed by the President, from 1993 to 1995. Mr. Estrin is the former Co-Chief Executive Officer of FoxMeyer Drug Company which, along with FoxMeyer Health Corporation and certain other of its subsidiaries and affiliates, including Ben Franklin Retail Stores, Inc., filed for protection under Chapter 11 of the U.S. Bankruptcy Code on August 27, 1996.

    James L. Hudson became a Director of the Company in August 1996 and of Carson Products in June 1996. Mr. Hudson has served as Chairman of JAH Development Company since 1985. Mr. Hudson has served as Chairman of the Board of Trustees of Morehouse College and as a member of the Board of the Metropolitan Washington Airports Authority.

    Leroy Keith currently serves as Chairman of the Board of the Company. He became a Director of the Company upon its inception in May 1995, and served as Vice President until August 1996, when he became Chairman and Chief Executive Officer. Dr. Keith became Chairman and Chief Executive Officer of Carson Products in August 1995. Mr. Keith resigned from his positions as Chief Executive Officer of the Company and Carson Products in June, 1998 but continued as non-executive Chairman of the Board. Prior to his service with the Company and Carson Products, Mr. Keith served as President of Morehouse College from 1987 to 1994. Dr. Keith is a member of the Board of Directors of Evergreen Keystone Investment Services, the Mutual Funds Board of Phoenix Home Life Insurance Company, One to One/The National Mentoring Partnership, Inc. and the National Committee for the Performing Arts of the John F. Kennedy Center. Additionally, he served as a director of AM Cosmetics from June 1996 through June 1999.

    Jack Kemp became a Director of the Company and Carson Products in December 1996. He previously served as a Director of the Company and Carson Products from February 1996 to August 1996, when he resigned to accept the Republican nomination for Vice President of the United States. Mr. Kemp served as Secretary of Housing and Urban Development for the U.S. Government from 1989 to 1992. Mr. Kemp is also a member of the Board of Directors of Landair, Cyrix Corp., Oracle Corp., Columbus Trust Realty, American Bankers Insurance Corp., and Worldcorp and has served as Co-Director of Empower America since 1993.

    John L. Sabre became a Director of the Company in August 1996 and of Carson Products in August 1995. He currently serves as Senior Managing Director at First Dominion Capital. He was previously employed as Managing Director of Indosuez Capital, a position he held from April 1992 to August 1997. Prior to that, Mr. Sabre was a Vice President at Kidder, Peabody & Co. from March 1990 to April 1992. Additionally, he has served as a director of AM Cosmetics since June 1996.

    Vincent A. Wasik became Chairman of the Board of Directors and President of the Company upon its inception in May 1995 and served as such until August 1996. Mr. Wasik continues to serve as a Director of the Company and has been a Director of Carson Products since August 1995. He served as Acting Chief Executive Officer of the Company and of Carson Products during June 1998. He is also a founder and serves as President of MCG Global. From 1985 to 1995, Mr. Wasik served as President of Fidelco Capital Group. He was also President of Wondercamp Entertainment Company from 1994 to 1995. He is also currently a member of the Board of Directors of One to One/The National Mentoring Partnership, Inc., the National Committee for the Performing Arts of the John F. Kennedy Center and the Board of Trustees for Boston College.

    Malcolm R. Yesner became President and Chief Executive Officer of the Company in March 1999 and has served as a Director of the Company since October 1998. He also served as President of International Operations of the Company and Chief Executive Officer of Carson Holdings Limited (South Africa) since April 1998. From 1992 to 1998, he held the position of Managing Director of Carson Holdings Ltd. ('Carson South Africa'). Prior to joining Carson South Africa, Mr. Yesner held senior management positions with Procter & Gamble in Australia and Bristol Meyers Squibb Limited in South Africa.

MEETINGS OF THE BOARD AND COMMITTEES

BOARD MEETINGS

    During the twelve months ended December 31, 1999, there were 4 meetings held by the Board. During 1999, 1 meeting of the Audit Committee, 1 meeting of the Compensation Committee and 12 telephonic meetings of the Executive Committee were held. In 1999, all of the directors, except for Suzanne de Passe, James L. Hudson, John L. Sabre and Malcolm R. Yesner, participated in at least 75% of the meetings of the Board and the committees of the Board on which they served.

BOARD COMMITTEES

    The Board has three committees -- the Audit Committee, the Compensation Committee and the Executive Committee.

    The Audit Committee members are Abbey J. Butler, John L. Sabre and Leroy Keith. Mr. Butler is the Chairman of the Audit Committee. The Audit Committee, among other things, makes recommendations to the Board regarding the independent auditors to be nominated for ratification by stockholders, reviews the services rendered by such auditors and the related fees charged, reviews with such auditors the scope of the annual audit and the results thereof, and makes recommendations to the Board regarding the same, assists the Board in fulfilling its responsibilities relating to the Company's accounting, financial reporting and internal auditing policies and procedures, and assists the Board and makes recommendations with respect to the Company's budgets and long-range financial planning.

    The Compensation Committee members are Melvyn J. Estrin, James L. Hudson and Jack Kemp. Mr. Estrin is the Chairman of the Compensation Committee. The Compensation Committee is responsible for all aspects of the Company's executive compensation policies.

    The Executive Committee members are Leroy Keith, Lawrence E. Bathgate, Abbey
J. Butler and Vincent A. Wasik. Mr. Wasik is the Chairman of the Executive Committee. The Executive Committee has the authority to exercise all the powers of the full Board with respect to the management of the business of the Company, except as limited by the General Corporation Law of the State of Delaware.

EXECUTIVE OFFICERS OF THE COMPANY WHO ARE NOT DIRECTORS

    Set forth below is certain information regarding each Executive Officer of the Company who is not also a Director as of March 8, 2000.

                                                             PRINCIPAL OCCUPATION
                                                           AND BUSINESS EXPERIENCE
                   NAME                     AGE            FOR THE PAST FIVE YEARS
                   ----                     ---            -----------------------
Robert W. Pierce..........................  57    Executive Vice President and Chief
                                                  Financial Officer of the Company since May
                                                  1997; Executive Vice President, Chief
                                                  Financial Officer and Treasurer of
                                                  Maybelline, Inc. from 1990 to May 1996.
Donald N. Riley...........................  50    Executive Vice President of Operations of
                                                  the Company since January 1999; Senior
                                                  Vice President of Operations, Carson
                                                  Products since August 1997; Director of
                                                  Engineering, Maybelline from January 1997
                                                  to August 1997; Regional Operations
                                                  Director/Plant Manager, Suzhou China,
                                                  Maybelline from 1995 to 1997; Director of
                                                  Quality Assurance-Worldwide, Maybelline
                                                  from 1992 to 1995.
Aurelia T. Waldon.........................  54    Executive Vice President, Sales of the
                                                  Company since August, 1999; Vice
                                                  President, Sales since June, 1998;
                                                  District Manager and Divisional Director
                                                  of Sales from 1994 to June 1998.
Shawn K. Tollerson........................  36    Vice President, Marketing of the Company
                                                  since August, 1999; Marketing Director
                                                  from March, 1998 To August, 1999; Branch
                                                  Manager from October, 1997 to March, 1998.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock and Class C Common Stock outstanding as of February 25, 2000 by (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Class A Common Stock or Class C Common Stock, (ii) each of the Company's Directors, (iii) each of the Executive Officers whose name appears in the summary compensation table and (iv) all Directors and Executive Officers as a group. Unless otherwise noted in the footnotes to the table, the persons named in the table have sole voting and dispositive power with respect to all shares of Company Common Stock indicated as being beneficially owned by them. All individuals and entities listed in the following table, other than Indosuez CM II Inc., Donald N. Riley, Shawn K. Tollerson and Aurelia T. Waldon, entered into the Stockholders Agreement, dated as of February 25, 2000, with Parent, Purchaser and the Company, as described in
Item 3 of the Schedule 14D-9.

                                               CLASS A COMMON STOCK (a)         CLASS C COMMON STOCK (a)
            NAME AND ADDRESS OF               --------------------------       --------------------------
             BENEFICIAL OWNERS                 NUMBER         % OF CLASS        NUMBER         % OF CLASS
             -----------------                 ------         ----------        ------         ----------
DNL Partners Limited Partnership (b) .......          0             0          3,015,463          58.8%
  c/o MCG Global, L.L.C.
  One Morningside Drive, North
  Suite 200
  Westport, CT 06880
Morgan Guaranty Trust Company (c) ..........          0             0          1,187,482          23.2%
  c/o J.P. Morgan Investment Management
  522 Fifth Avenue
  New York, NY 10036
M&A Investments, Inc. (d) ..................  1,731,690          17.2%                 0             0
  NII Health Care Corporation
  5910 North Central Expressway, Suite 1780
  Dallas, TX 75206
Indosuez CM II Inc. (e) ....................    258,213           2.6%                 0             0
  c/o Indosuez Capital
  1211 Avenue of the Americas
  7th Floor
  New York, NY 10036-8701
Lawrence E. Bathgate, II (f)(g).............     42,835             *                  0             0
Abbey J. Butler (d)(h)......................    728,335           7.2%            11,540             *
Suzanne de Passe (i)........................     32,835             *             11,540             *
Melvyn J. Estrin (d)(j).....................     36,335             *             11,540             *
James L. Hudson (f)(k)......................     46,135             *                  0             *
Jack Kemp (l)...............................     36,335             *             46,139             *
Leroy Keith (m).............................     23,500             *            341,100           6.7%
John L. Sabre (n)...........................     48,336             *             23,069             *
Vincent A. Wasik (b)(o).....................     62,170             *          3,015,463          58.8%
Malcolm Yesner (p)..........................    899,467           8.3%                 0             0
Robert W. Pierce (q)........................    141,334                                0             0
Donald N. Riley (r).........................     35,901             *                  0             0
Shawn K. Tollerson (s)......................     24,500             *                  0             0
Aurelia T. Waldon (t).......................     30,000             *                  0             0
All Directors and Executive Officers as a     2,195,518          19.7%         3,460,391          67.5%
  Group (15 persons) (u)....................

---------

* Less than 1%.

 (a) Based on 10,083,485 and 5,126,163 outstanding shares of Class A Common Stock and Class C Common Stock, respectively. All of the Company's Class B Common Stock (which was non-voting stock convertible into voting stock upon transfer in certain circumstances) was converted
                                              (footnotes continued on next page)

(footnotes continued from previous page) into shares of Class A Common Stock on January 15, 1999. Each share of Class C Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock, and is automatically converted into one share of Class A Common Stock upon transfer to an unaffiliated third party. Stockholders are entitled to one vote for each share of Class A Common Stock and ten votes for each share of Class C Common Stock. Calculation of percentage of beneficial ownership assumes the exercise of all options and warrants exercisable within 60 days of the date hereof only by the respective named stockholder.

 (b) Mr. Wasik has a 50.1% ownership interest in the general partner of DNL Partners, DNL Group L.L.C., and therefore is deemed to have voting and dispositive control as to the shares held by DNL Partners. Messrs. Wasik, Bathgate and Hudson, who serve as Directors of the Company, are, or have interests in, limited partners of DNL Partners, including in the case of Messrs. Wasik and Bathgate, ownership interests in MCG Global, LLC., one of the limited partners in DNL Partners.

 (c) As reported on Schedule 13G/A dated February 2, 2000 filed by J.P. Morgan & Co., Incorporated, as parent holding company. Includes Morgan Guaranty Trust Company of New York; J.P. Morgan Investment Management, as Investment Advisor and J.P. Morgan Florida Federal Savings Bank, as Investment Advisor.

 (d) Includes 1,359,690 shares held by M&A Investments, Inc. ('M&A') and 372,000 shares held by NII Health Care Corporation ('NIIHC'). Each of M&A and NIIHC is a wholly-owned subsidiary of Avatex Corporation. Messrs. Butler and Estrin, Directors of the Company, are co-Chairmen and co-Chief Executive Officers of Avatex.

 (e) As of November 4, 1999 as reported by First Union National Bank ('First Union'), transfer agent to the Company.

 (f) These directors are, or have direct or indirect interests in, limited partners of DNL Partners. See Note (b).

 (g) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 25,988 restricted shares of Class A Common Stock awarded under the 1996 Non-Employee Director Equity Incentive Program (the 'Outside Directors Program'). Under the Outside
     Directors Program, Outside Directors are permitted to vote restricted shares which have not yet vested.

 (h) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 34,154 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested. Includes 575,000 shares owned by C.B. Equities Capital Corp. LLC, Oxford Capital Management LLC and C.B. Equities Retirement Trust, for whom Mr. Butler is Portfolio Manager. Does not include shares owned by M&A and NIIHC described in footnote (d) above.

 (i) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 17,654 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.

 (j) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 21,154 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested. Does not include shares owned by M&A and NIIHC described in footnote (d) above.

 (k) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 21,154 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

 (l) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 21,154 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.

(m) Includes 18,500 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.

 (n) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 29,154 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.

 (o) Includes 10,000 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 25,988 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested.

 (p) Includes 750,000 shares of Class A Common Stock underlying stock options exercisable within 60 days.

 (q) Includes 123,334 shares of Class A Common Stock underlying stock options exercisable within 60 days.

 (r) Includes 35,001 shares of Class A Common Stock underlying stock options exercisable within 60 days.

 (s) Includes 1,833 shares of Class A Common Stock underlying stock options exercisable within 60 days.

 (t) Includes 5,000 shares of Class A Common Stock underlying stock options exercisable within 60 days.

 (u) Includes 1,049,335 shares of Class A Common Stock underlying stock options exercisable within 60 days. Also includes 214,900 restricted shares of Class A Common Stock awarded under the Outside Directors Program which have not yet vested. Does not include shares owned by M&A and NIIHC described in footnote (d) above.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth a summary of all compensation awarded or paid to or earned by the former Chief Executive Officer, the current Chief Executive Officer, the four other most highly compensated current of the Company (the 'named executive officers' for services rendered in all capacities to the Company (including its subsidiaries) for the fiscal year ended December 31, 1999, for the fiscal year ended December 31, 1998 and for the fiscal year ended December 31, 1997.

                                                                                                     LONG-TERM
                                                   ANNUAL COMPENSATION                          COMPENSATION AWARDS
                                ----------------------------------------------------------   --------------------------
                                                                                                           SECURITIES
                                                                                             RESTRICTED    UNDERLYING
                                                                            OTHER ANNUAL       STOCK         OPTIONS
 NAME AND PRINCIPAL POSITION     FISCAL PERIOD     SALARY($)   BONUS($)   COMPENSATION (d)     AWARDS     (#) OF SHARES
 ---------------------------     -------------     ---------   --------   ----------------     ------     -------------
Gregory J. Andrews(a) ........    1/1/99-2/11/99     69,231    450,000         17,412                        300,000
 Former President and Chief     6/30/98-12/31/98    144,231                    34,470
 Executive Officer
Malcolm R. Yesner(b) .........  1/01/99-12/31/99    375,000     75,000         20,656                        700,000
 President, Chief Executive     1/01/98-12/31/98    228,000    100,000              0                         79,000
 Officer                        1/01/97-12/31/97    137,000    100,000
Robert W. Pierce(c) ..........  1/01/99-12/31/99    250,000    100,000          8,905                              0
 Executive Vice President,      1/01/98-12/31/98    250,000     50,000         10,515                         60,000
 and Chief Financial            1/01/97-12/31/97    165,384     50,000          1,233                        100,000
 Officer
Donald N. Riley ..............  1/01/99-12/31/99    182,000     38,000          6,000                         20,000
 Executive Vice President,      1/01/98-12/31/98    142,308     30,000         27,568                         52,500
 Operations                     1/01/97-12/31/97     38,462     10,000          2,178                         25,000
Aurelia T. Waldon ............   1/1/99-12/31/99    138,077     25,000          6,525
 Executive Vice President,
 Sales
Shawn K. Tollerson ...........   1/1/99-12/31/99    102,308     40,000          1,173
 Vice President, Marketing

---------

 (a) Mr. Andrews became President and Chief Executive Officer of Carson Products and the Company on June 30, 1998. Mr. Andrews passed away on February 21, 1999.

 (b) Mr. Yesner became President and Chief Executive Officer of the Company on March 2, 1999. Since April 1998, he has also served as
     President -- International Operations of the Company. From 1992 to 1998, Mr. Yesner served as Managing Director of Carson South Africa.

 (c) Mr. Pierce became an executive officer of Carson Products and the Company on May 9, 1997.

 (d) Except where otherwise noted, all other compensation for 1999 includes Long Term Disability in the amount of $87.50 for Mr. Andrews, $393.75 for Mr. Yesner, $525.00 for Mr. Pierce, Mr. Riley and Ms. Waldon, and $173.00 for Ms. Tollerson. It also includes a car allowance of $17,324.82 for Mr. Andrews, $14,137.00 for Mr. Yesner, $8,380 for Mr. Pierce, $6,000 for Mr. Riley and Ms. Waldon and $1,000 for Ms. Tollerson. Also included is Excess Life Insurance of $6,125.00 for Mr. Yesner.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning the grant of options to purchase stock to each of the named executive officers during the fiscal year ended December 31, 1999:

                                                                                                            POTENTIAL REALIZABLE
                                                                                                              VALUE AT ANNUAL
                                                                                                               RATES OF STOCK
                                                                                                             PRICE APPRECIATION
                                                        INDIVIDUAL GRANTS                                     FOR OPTION TERM
                         -------------------------------------------------------------------------------   ----------------------
                                                 PERCENT OF TOTAL
                         NUMBER OF SECURITIES   OPTIONS GRANTED TO
                          UNDERLYING OPTIONS       EMPLOYEES IN         EXERCISE OR
                           GRANTED (#) (a)         FISCAL YEAR       BASE PRICE ($/SH)   EXPIRATION DATE    5% ($)      10% ($)
                           ---------------         -----------       -----------------   ---------------    ------      -------
NAME
Gregory J. Andrews.....              0                    0                     0                  0              0            0
Malcolm R. Yesner......        250,000(a)              80.2%              $3.1875            2/21/09        501,150    1,270,014
                               200,000(a)                                 $4.1250            3/15/09        518,838    1,314,838
                               250,000(a)                                 $2.8750           10/18/09        452,018    1,145,502
Robert W. Pierce.......              0                    0                     0                  0              0            0
Donald N. Riley........         20,000(b)               2.3%              $3.1875            6/28/09         40,092      101,601
Shawn K. Tollerson.....         10,000(c)               2.3%              $3.1875            6/28/09         20,046       50,801
                                10,000(c)                                 $2.8750           10/18/09         18,081       45,820
Aurelia T. Waldon......          8,000(d)               1.7%              $3.1875            6/28/09         16,037       40,640
                                 7,000(d)                                 $2.8750           10/18/09         12,657       32,074

---------

 (a) Options to purchase 250,000 shares of Class A Common Stock to vest in thirds on each of February 21, 2000, February 21, 2001 and February 21, 2002; options to purchase 200,000 shares to vest in thirds on each of March 15, 2000, March 15, 2001 and March 15, 2002; options to purchase 250,000 shares to vest in thirds on each of October 18, 2000, October 18, 2001 and October 18, 2002. However, all options accelerate and vest upon consummation of the Merger.

 (b) Options to purchase 20,000 shares of Class A Common Stock to vest in thirds on each of June 28, 2000, June 28, 2001 and June 28, 2002.

 (c) Options to purchase 10,000 shares of Class A Common Stock to vest in thirds on each of June 28, 2000, June 28, 2001 and June 28, 2002; options to purchase 10,000 shares to vest in thirds on October 18, 2000, October 18, 2001 and October 18, 2002. However, all options accelerate and vest upon consummation of the Merger.

 (d) Options to purchase 8,000 shares of Class A Common Stock to vest in thirds on each of June 28, 2000, June 28, 2001 and June 28, 2002; options to purchase 7,000 shares to vest in thirds on October 18, 2000, October 18, 2001 and October 18, 2002. However, all options accelerate and vest upon consummation of the Merger.

OPTION/SAR EXERCISES AND HOLDINGS

    The options listed in the table above were outstanding at December 31, 1999 and no options or stock appreciation rights (SARs) were exercised by the named executive officers during the fiscal year ended December 31, 1999. The total number of exercisable and unexercisable options held by the named executive officers at December 31, 1999 was as follows:

                                                                  NUMBER OF         NUMBER OF
                                          TOTAL NUMBER OF        EXERCISABLE      UNEXERCISABLE
                                       SECURITIES UNDERLYING     SECURITIES        SECURITIES
                                        OPTIONS GRANTED (#)      UNDERLYING        UNDERLYING
                                                (1)            OPTIONS GRANTED   OPTIONS GRANTED
                                                ---            ---------------   ---------------
NAME
Gregory J. Andrews...................               0                    0                 0
Malcolm R. Yesner....................         779,000              112,333           666,667
Robert W. Pierce.....................         160,000              103,333            56,667
Donald N. Riley......................          97,500              113,333            54,167
Shawn K. Tollerson...................          23,500                1,833            21,667
Aurelia T. Waldon....................          30,000                5,000            25,000

                                                         (footnote on next page)

(footnote from previous page)

(1) Of these options, 29,000 for Mr. Yesner, 110,000 for Mr. Pierce, 27,500 for Mr. Riley, 1,000 for Ms. Tollerson and 10,000 for Ms. Waldon have option exercise prices in excess of $5.20 and therefore, will not be exercised upon consummation of the Merger.

LONG TERM INCENTIVE PLANS

    The options listed in the tables above were granted pursuant to the Company's 1996 Long-Term Incentive Plan (the '1996 LTIP'). No other long-term incentive awards were granted to the named executive officers during the fiscal year ended December 31, 1999.

EMPLOYMENT AGREEMENTS

    Parent entered into a written employment agreement with Malcolm R. Yesner, dated as of February 25, 2000, which is described in Item 3 of Schedule 14D-9. Upon the effective time of the Merger, this new employment agreement will supersede his existing employment agreement with the Company described below.

    During 1998, Carson Products entered into an employment agreement with Mr. Andrews and remained a party to existing employment agreements with Mr. Pierce and Mr. Riley. Also in 1998, the Company entered into an employment agreement with Mr. Yesner as President -- International Operations. In 1999, in connection with the death of Mr. Andrews (as discussed below), the Company entered into an amended and restated employment agreement with Mr. Yesner which incorporated all previous amendments and reflected his promotion to President and Chief Executive Officer of the Company and Carson Products. These agreements contain the terms discussed below (the 'Employment Agreements'). Mr. Andrews' term of employment was to expire on December 31, 2000. In respect of his agreement to provide services as President -- International Operations of the Company, Mr. Yesner's term of employment expires on December 31, 2001. The agreement entered into with Mr. Yesner in 1999 is terminable at the will of either the Company or Carson Products. The Employment Agreements for Mr. Pierce and Mr. Riley provide for a term of employment expiring on May 9, 2000 and September 8, 2000, respectively.

    Under the  Employment  Agreements,  the annual base  salary  amounts for Mr.
Andrews, Mr. Yesner, Mr. Pierce and Mr. Riley are $300,000, $375,000 (both agreements), $250,000, and $182,000, respectively. Pursuant to the Employment Agreements, Mr. Pierce and Mr. Riley are entitled to annual bonuses determined under a formula based on specified net revenue growth, net income, earnings per share and/or stock price growth. Mr. Yesner is entitled to a target annual bonus, determined in the sole discretion of the Board, of up to 40% of his base salary, in respect of his services as President -- International Operations, and a further discretionary annual bonus, determined in the sole discretion of the Board of Directors of Carson Products, in respect of his services as President and Chief Executive Officer of the Company and Carson Products. In addition to such base salary and annual bonuses, the Employment Agreements provide for eligibility in any pension and welfare benefit plans (other than certain profit sharing plans) maintained by Carson Products (the Company in the case of Mr. Yesner), a monthly automobile allowance for Mr. Pierce and Mr. Riley equal to $500 and $500, respectively, and such other fringe benefits generally provided by Carson Products (the Company in the case of Mr. Yesner), to its employees.

    The Employment Agreements provide for certain benefits to each individual upon a termination of his employment during the term of his Employment Agreement. If the employment of any of the above named executive officers is terminated for 'Cause' (as defined in the Employment Agreements) or if such individual voluntarily terminates employment without 'Good Reason' (as defined in the Employment Agreements), such officers will only be entitled to any unpaid base salary amounts through and including the date of termination and any prior year's annual bonus which has been awarded, but not yet paid as of such date of termination.

    If Carson Products terminates the employment of Mr. Riley without Cause, such officer will be entitled to receive a lump sum severance payment equal to 150% of his base annual salary within 15 days of the date of such termination. If the Company terminates the employment of Mr. Yesner without Cause, he shall be entitled to base salary continuation at the rate in effect on the date of termination, for an 18-month period commencing on such date of termination. If Mr. Pierce's employment is terminated without Cause, Carson Products shall pay him a lump sum payment equal to any unpaid base salary through and including the date of his termination without Cause.

    In the event of the termination of employment of Mr. Pierce or Mr. Riley upon death or 'Disability,' as defined in the Employment Agreements, the respective individual will be entitled to receive 150% of his annual base salary (payable in one lump sum). In the event of Mr. Yesner's termination of employment upon his death or Disability, Mr. Yesner will be entitled to base salary continuation for a one month period commencing on the date of such termination.

    Mr. Yesner, Mr. Pierce and Mr. Riley are also entitled to termination benefits if their employment is terminated by Carson Products (the Company in the case of Mr. Yesner) without Cause or by such individual with Good Reason following a 'Change in Control' (as defined in the Employment Agreements). Upon such a termination following a Change in Control, Mr. Yesner shall be entitled to a lump sum payment equal to three times the sum of (i) the highest base salary paid or payable to Mr. Yesner during the twelve month period immediately preceding the month in which the Change in Control occurs, and (ii) an amount equal to Mr. Yesner's base salary for the year in which a Change in Control occurs. Upon such a termination of Mr. Pierce or Mr. Riley following a Change in Control, Mr. Pierce or Mr. Riley shall be entitled to a lump sum payment equal to one and one-half times the sum of (i) the highest base salary paid or payable to such individual during the twelve month period immediately preceding the month in which the Change in Control occurs, and (ii) an amount equal to 50% of such individual's base salary for the year in which a Change in Control occurs. In addition, Mr. Yesner may voluntarily terminate his employment on, or within one year after, the occurrence of a Change in Control and upon such voluntary termination, shall be entitled to a lump sum equal to three times the sum of (i) the highest base salary paid or payable to Mr. Yesner during the twelve month period immediately preceding the month in which the Change in Control occurs, and (ii) an amount equal to Mr. Yesner's base salary for the year in which the Change of Control occurs.

    The Employment Agreements also provide that Mr. Pierce and Mr. Riley, while employed by Carson Products and during the period in which Mr. Pierce or Mr. Riley, respectively, is receiving payments of Base Salary (as defined in the Employment Agreements) from Carson Products (regardless as to whether Mr. Pierce or Mr. Riley, respectively, is employed by Carson Products), may not directly or indirectly (i) own, operate, represent, promote, consult for, control or participate in the ownership, operation, acquisition or management of any business manufacturing and/or distributing ethnic hair care products or cosmetics within a 500-mile radius of Carson Products' headquarters, (ii) solicit (other than on behalf of Carson Products or any of its affiliates), divert or take away the business of any customers of Carson Products or any of its affiliates, or any prospective customers of Carson Products or any of its affiliates whose business Carson Products or any of its affiliates actively solicits during such officer's employment with Carson Products, or (iii) solicit or induce any employee of Carson Products or any of its affiliates to terminate such employee's employment with Carson Products or such affiliates.

    In October, 1999, Mr. Yesner entered into a non-competition agreement with the Company which provides that upon the occurrence of a Triggering Event (as defined below), Mr. Yesner, without the express prior written consent of the Company, is prohibited from engaging in any Competitive Business (as defined therein) or any other competitive activity. The restrictions are imposed for a five-year period commencing upon Mr. Yesner's termination of employment. 'Triggering Event' means the noncompetition and nonsolicitation restrictions only become effective if, prior to January 1, 2002, either: (i) Mr. Yesner's employment is terminated under circumstances in which he is entitled to severance under his employment agreement (i.e., upon his termination without 'Cause' or his voluntary resignation within one year after the occurrence of a change of control), in which case the restrictions automatically become effective, or (ii) Mr. Yesner's employment is terminated under circumstances in which he is not entitled to severance under his employment agreement (i.e., upon his termination for 'Cause or his voluntary resignation prior to the occurrence of a change of control), in which case the restrictions become effective only if the Company elects to have such provisions apply. If the restrictions become effective under either of the circumstances described above, the Company shall pay to Mr. Yesner a total of $2.5 million over the five year duration of the restrictions ($200,000 per year with respect to the United States and $300,000 per year with respect to the rest of the world) payable in annual installments in arrears.

    Mr. Andrews passed away on February 21, 1999. The Employment Agreement between Carson Products and Mr. Andrews provides for certain benefits upon a termination of Mr. Andrews' employment upon his death. Specifically, Mr. Andrews' Employment Agreement provides for base salary continuation for a one month period commencing on the date of such termination. In addition, Mr. Andrews' Employment Agreement entitled him to life insurance coverage at the expense of Carson Products, with a death benefit equal to $5,000,000.

    As an inducement to Mr. Andrews' agreement to serve as CEO of Carson Products, Carson Products recognized that its compensation of Mr. Andrews had to take into account the value of Mr. Andrews' option rights to acquire common stock of Colgate-Palmolive and shares of restricted stock of Colgate-Palmolive, which Mr. Andrews forfeited as a result of his leaving Colgate-Palmolive to join Carson Products. Concurrently with the execution of Mr. Andrews' Employment Agreement, Carson Products entered into a Stock Appreciation Units and Phantom Stock Agreement with Mr. Andrews (the 'SAR Agreement'). Pursuant to the SAR Agreement, Carson Products granted to Mr. Andrews stock appreciation right units (the 'Units') and phantom stock (the 'Phantom Shares'). When exercisable, each Unit entitles Mr. Andrews (or his estate) to an amount equal to the current market price per share of Colgate-Palmolive common stock on the date such Unit is exercised, less the base value of the Unit, as noted in the SAR Agreement. Upon settlement and redemption, a Phantom Share entitles Mr. Andrews (or his estate) to an amount equal to the then current value of one share of Colgate-Palmolive common stock. The Units and Phantom Shares were to vest and become exercisable over Mr. Andrews' term of employment with Carson Products. Mr. Andrews was initially granted a total of 11,534 Units. Under the terms of the SAR Agreement, 2,000 Units with a base value of $34.3438 per unit, 2,467 Units with a base value of $40.625 per unit and 1,533 Units with a base value of $62.1563 per unit were exercisable at the time of Mr. Andrews' death. Because Mr. Andrews died prior to the earliest settlement date associated with the Phantom Shares, his estate forfeited any and all Phantom Share rights granted to him. In November, the Company and Mr. Andrews' estate signed an agreement whereby the estate relinquished Mr. Andrews' right to exercise his option to acquire 300,000 shares of Class A Common Stock in return for a cash payment from the Company of $135,000, less such taxes required to be withheld pursuant to any applicable law and relinquished Mr. Andrews' right with respect to all Units granted to Mr. Andrews under the SAR Agreement in return for a cash payment of $395,804.92, less such taxes required to be withheld pursuant to any applicable law.

COMPENSATION OF DIRECTORS

    In 1999, Leroy Keith received cash compensation in the amount of $500,000 in compensation for his services to the Company as the non-executive Chairman of the Board of Directors. No other Directors received any cash compensation for the services as members of the Board.

    During November 1998, the Board amended and restated the 1996 Non-Employee Directors Equity Incentive Program (the 'Outside Directors Program'). The
Outside  Directors  Program was  initially  approved  by the Board in 1996.  The
Outside Directors Program is designed to attract, retain and motivate individuals who the Company believes are capable of making significant contributions to the Board and the Company generally, and to align their interests with those of the shareholders.

    The Outside Directors Program authorizes the issuance of up to 400,000 shares of the Class A Common Stock, subject to adjustment in certain circumstances. Prior to the amendment and restatement of the Outside Directors Program, each non-employee director received, immediately following each annual meeting of the Company's stockholders (i) a number of shares, subject to certain forfeiture restrictions, of the Class A Common Stock (the 'Outside Director Restricted Shares') equal to the quotient resulting when $25,000 is divided by the average fair market value of the Class A Common Stock for the five trading days preceding such annual meeting (the 'Trading Period') and (ii) an option to acquire 5,000 shares of the Class A Common Stock with an exercise price equal to the average fair market value of the Class A Common Stock for the Trading Period (the 'Outside Director Options').

    The amended and restated Outside Directors Program is effective for 1998 and thereafter. Pursuant to the Outside Directors Program, as amended and restated, the Board has sole discretion to grant options to non-employee directors in such amounts and subject to such restrictions, terms and conditions as it shall deem appropriate. In addition, immediately following each annual meeting of the Company's stockholders occurring after January 1, 1999 each non-employee director serving on the Audit, Compensation and/or Executive Committees of the Board shall automatically be granted Outside Director Restricted Shares. Each non-employee director serving on the Audit Committee shall receive an award of 3,500 Outside Director Restricted Shares. Each non-employee director serving on the Compensation Committee shall receive an award of 3,500 Outside Director Restricted Shares. Each non-employee director serving on the Executive Committee shall receive 5,000 Outside Director Restricted Shares. A non-employee director serving on more than one Committee of the Board shall receive an award of Outside Director Restricted Shares with respect to his service on each such Committee. In addition, the Board shall have discretion to grant additional Outside Director Restricted Shares to non-employee directors, subject to such restrictions, terms and conditions as the Board shall deem appropriate.

    The Outside Director Restricted Shares vest and become non-forfeitable as to one-third of the aggregate shares granted on each of the next succeeding three anniversaries of the date of grant of such Restricted Shares. If a non-employee director resigns voluntarily from the Board or is removed therefrom with 'cause' (as defined in the Outside Directors Program), the unvested Outside Director Restricted Shares held by such non-employee director will be immediately forfeited and automatically cancelled by the Company.

    The Outside Director Options become exercisable on the first anniversary of the date of grant of any such option and expire on the tenth anniversary of such date (if any such option is not exercised prior thereto by the non-employee director grantee). If a non-employee director resigns voluntarily from the Board or is removed therefrom for cause, the Outside Director Options held by such director, if then unexercisable, will be immediately forfeited by such director and automatically cancelled by the Company or, if then exercisable, must be exercised by such non-employee director within 90 days after any such resignation or removal.

    The Outside Directors Program is administered by the Board of Directors. The Board has the full and final authority to interpret the Outside Directors Program and to adopt and amend such rules and regulations for the administration of the Outside Directors Program as the committee may deem desirable. In addition, the Board has the right to amend or terminate the Outside Directors Program, subject to certain restrictions set forth therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Company's Compensation Committee consists of Melvyn J. Estrin (Chairman), James L. Hudson and Jack Kemp, each of whom is an outside, non-employee member of the Company's Board. The Compensation Committee is responsible for all aspects of the Company's executive compensation policies, including the administration of the Company's 1996 LTIP. None of the members of the Compensation Committee has or any time been an officer or employee of the Company or of any of its subsidiaries.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Company's executive compensation program has as its foundation the following objectives:

     Maintaining a total compensation program consisting of base salary, performance incentives and benefits designed to support the corporate goal of providing superior value to our stockholders and customers;

     Providing compensatory programs which serve to facilitate the recruitment, retention and motivation of qualified executives; and

     Rewarding key executives for achieving financial, operating and individual objectives that produce a corresponding and direct return to the Company's stockholders in both the long-term and the short-term.

PHILOSOPHY AND OBJECTIVES

    The Company's compensation philosophy and programs are structured to tie executives' total compensation to the overall performance of the Company. A secondary objective of the Company's compensation philosophy is to provide an incentive for executives, and to motivate them to strive for sustainable growth in earnings, market share, operating profits (or EBITDA), industry leadership, global expansion and shareholder value. In addition, the Company's compensation packages for its executives are designed to attract and retain highly talented managers and leaders for the positions that the Board has deemed essential to the Company's long-term success-defined as five years or longer.

    Each year, the Compensation Committee will conduct a comprehensive review of the Company's executive compensation programs. The Compensation Committee may be assisted in these efforts by an independent consultant and/or by the Company's internal staff, who provide the Compensation Committee with relevant information and recommendations regarding compensation policies, programs and specific compensation practices. This review is designed to ensure proper programs are in place to enable the Company to achieve its strategic and operating objectives, provide superior value to its stockholders and customers, and to document the Company's relative competitive position.

    To maintain competitive, comprehensive compensation, the Compensation Committee will review a comparison of the Company's compensation program with those offered by comparable companies within relevant industries. For each component of compensation (as well as total compensation), the Compensation Committee may seek to ensure that the Company's level of compensation for expected levels of performance approximates the average for executive officers in similar positions at comparable companies. Performance above or below expected levels may be reflected in a corresponding increase or reduction in certain portions of the Company's overall compensation program.

    In accordance with the philosophy described in the preceding paragraphs, the Compensation Committee has determined that each executive should receive a portion of her/his compensation in a base salary and a portion should be awarded on the basis of achievements as measured against the targets presented above. In setting and adjusting both base salaries and incentive awards, the Compensation Committee may take into consideration comparability indices for executives both within the Company's industrial sector and the prevailing responsibilities for business executives having similar roles and responsibilities in an expanded context.

    The Compensation Committee is mindful that, while every effort will be made to recognize and evaluate the performance of the Company's senior management, this process cannot be determined by the exclusive use of a predetermined formula. The Compensation Committee, therefore, believes that it must also use judgment and discretion in recognizing and rewarding specific persons whose individual talents and contributions have benefited the Company and its shareholders outside of, or in addition, to the Company's financial performance.

    The Company's executive compensation program includes several components serving long and short-term objectives and taking advantage of several federal income tax incentives which are not directly performance-based. In addition, the Company maintains for each of its executive officers a package of benefits under its pension and welfare benefit plans that is generally provided to all employees, including a group health insurance plan.

LONG-TERM INCENTIVE STOCK OPTIONS

    The Compensation Committee rewards long-term performance with awards made pursuant to the 1996 LTIP. The Compensation Committee selects the form and amount of long-term awards based upon its evaluation of which vehicles are best positioned to serve as effective incentives for long-term performance. Grants of stock options under the 1996 LTIP are intended to motivate the Company's executives to focus on increasing the stock price over a period greater than one year. The Compensation Committee is mindful that the Company's historical record as a publicly traded company is limited by virtue of the relatively brief period in which it has been listed on the New York Stock Exchange; nonetheless, in the absence of a five-year historical base, the long-term incentive stock options should, for the immediate future (defined as the twelve-month period ending December 31, 1999), be tied to specific share price increases.

TAX CONSIDERATIONS

    Section 162(m) of the Internal Revenue Code, as amended, generally limits the Company's federal income tax deduction for compensation paid in any taxable year to any one of the five highest paid executive officers named in the Company's Proxy Statement to $1.0 million. The limit does not apply to specified types of exempt compensation, including payments that are not included in the employee's gross income, payments made to or from a tax-qualified plan and compensation that qualifies as performance-based compensation. Under the tax law, the amount of a performance-based award must be based entirely on an objective formula, without any subjective consideration of individual performance.

    The Compensation Committee has carefully considered the impact of this law. At this time, the Compensation Committee believes it is in the Company's and stockholders' best interests to retain the subjective determination of individual performance and compensation levels. Consequently, some payments to the Company's named executive officers could be subject to the limitation imposed by the Code section 162(m). Options granted under the 1996 LTIP are designed to qualify as exempt performance-based compensation.

RATIONALE FOR CEO COMPENSATION

    In 1999, Mr. Yesner's compensation was determined as described above.

                                          Compensation Committee

                                          Melvyn J. Estrin, Chairman
                                          James L. Hudson
                                          Jack Kemp

PERFORMANCE GRAPH

    The following graph compares (i) the cumulative total stockholder return on the Class A Common Stock with (ii) the cumulative return of the Russell 2000 Stock Index ('Russell 2000') and a peer group consisting of companies in the cosmetics and grooming industry (the 'Peer Group'). The graph assumes that the value of an investment in the Common Stock and in each index was $100 on October 15, 1996, and that all dividends were reinvested.

    The Russell 2000 and the Peer Group are market-capitalization weighted. The Peer Group is comprised of 24 consumer product manufacturers, including the following publicly traded companies: Adrien Arpel, Inc., Advantage Life Products, Inc., Alberto-Culver Company, Inc., Applewoods, Inc., Avon Products, Inc., Beauticontrol Cosmetics, Inc., Carson, Inc., CCA Industries, Inc., Chromatics Color Sciences International Inc., Del Laboratories Inc., Dial Corporation New, French Fragrances Inc., Gillette Company, Guest Supply, Inc., Human Peromone Sciences, Inc., Inter Parfums Inc., Estee Lauder Cosmetics, Inc., Nutramax Products, Inc., Parlux Fragrances Inc., Revlon, Inc., Stephan Co., Styling Technology Corp., Tristar Corporation, Zegarelli Group International, Inc.

                                 [PERFORMANCE GRAPH]

                                                                CUMULATIVE TOTAL RETURN
                                                      --------------------------------------------
                                                      10/15/96   12/96    12/97    12/98    12/99
                                                      --------   -----    -----    -----    -----
Carson, Inc.........................................   100.00     90.98    43.85    26.23    21.31
Peer Group..........................................   100.00    106.16   133.05   139.93   122.35
Russell 2000........................................   100.00    108.95   143.58   134.31   132.31

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MORNINGSIDE AND MCG

    On September 1, 1999, the Management Assistance Agreement by and between Carson Products and Morningside Capital Group, L.L.C. ('Morningside'), dated August 23, 1995 (as amended, the 'Morningside Management Agreement'), was terminated by mutual consent of the parties thereto. Following termination of the Morningside Management Agreement, Carson Products entered into a substantially similar Management Assistance Agreement with MCG Global, LLC ('MCG') on September 1, 1999 (the 'MCG Management Agreement'). The principal members of MCG are the former principal members of Morningside. Pursuant to the MCG Management Agreement, MCG agrees to supply the services of Vincent A. Wasik (a principal member of MCG) to provide advice and assistance with respect to (i) the formulation of a 'strategic direction'; (ii) the formulation of business plans, capital budgets and financial strategies; (iii) the formulation of marketing, sales and operational plans; (iv) the evaluation of investment and acquisition opportunities; and (v) dealings with banks and other lending institutions. Such services are provided for a fee of $350,000 per year, payable on a monthly basis in advance plus reimbursement for out-of-pocket expenses. The MCG Management Agreement provides that Carson Products will indemnify MCG, its members, employees and agents, including Mr. Wasik, for all actions, claims, damages and liabilities based upon or arising from the acceptance of or performance of the obligations of MCG under the MCG Management Agreement (other than actions resulting from gross negligence, willful misconduct or a material breach of the MCG Management Agreement by MCG or Mr. Wasik). The termination date of the MCG Management Agreement is August 23, 2003; however, the term of the agreement shall continue after such termination date until terminated by not less than 30 days' advance notice by either party. Notwithstanding the foregoing, the MCG Assistance Agreement will terminate upon consummation of the Offer.

    Additionally, for the term of the MCG Management Agreement, MCG has agreed that neither it nor Mr. Wasik shall directly or indirectly (i) own (other than through the ownership of five percent (5%) or less of any class of securities registered under the Exchange Act), manage, operate, represent, promote, consult for, control or participate in the ownership, operation, acquisition or management of any business manufacturing and/or distributing ethnic hair care products or cosmetics within a 500-mile radius of Carson Products' headquarters, or (ii) solicit (other than on behalf of Carson Products or any of its affiliates), divert or take away the business of any customers of Carson
Products or any of its affiliates or any prospective customers of Carson Products or any of its affiliates.

AM COSMETICS

    AM Products Company, formerly known as Morningside AM Acquisition Corp. ('AMP'), entered into a Subscription Agreement dated as of June 26, 1996 (the 'Subscription Agreement) with Carson Products, providing for the purchase by Carson Products of 300 shares of cumulative payment-in-kind Preferred Shares (the 'AMP PIK Preferred Shares') issued by AMP, at a price of $10,000 per share. The AMP PIK Preferred Shares were subsequently exchanged by Carson Products for an equal number of shares of cumulative payment-in-kind Preferred Shares of AM Cosmetics, the parent corporation of AMP (the 'PIK Preferred Shares'). AM Cosmetics and AMP were formed by Morningside on behalf of an investor group to acquire the assets of Arthur Matney Co., Inc. Certain directors and shareholders of the Company are or have been key management, directors and shareholders of AM Cosmetics. AM Cosmetics sells several brands of budget cosmetics, one of which is targeted at the African-American consumer.

    Concurrent with its investment in AMP, Carson Products entered into a Management Agreement (the 'Carson -- AM Management Agreement') with AM
Cosmetics, pursuant to which Carson Products agreed to manage the business operations of and provide certain other services to AM Cosmetics. In November 1998, AM Cosmetics served written notice of termination of the Carson-AM Management Agreement.

    Pursuant to the Carson-AM Management Agreement, the parties entered into a manufacturing agreement in May 1997, which expired on May 1, 1999 (the 'AM Manufacturing Agreement'). In addition, Carson Products and AM Cosmetics entered into a sales and marketing agreement (the 'AM Sales/Marketing Agreement') in accordance with the Carson-AM Management Agreement in 1997. In December 1998, the Company served written notice of its intention to terminate the AM Sales/Marketing Agreement.

    In December 1998, AM Cosmetics instituted an AAA arbitration proceeding in New York against the Company (the 'Arbitration'). AM Cosmetics asserted that the Company breached (i) the Carson-AM Management Agreement by failing to provide management level personnel, thus causing AM Cosmetics to hire its own management team at its own cost and expense, and (ii) the Manufacturing Agreement by failing to pay AM Cosmetics for manufacturing certain goods and failing to reimburse it for certain marketing and research costs. The Company filed a counterclaim against AM Cosmetics claiming that AM Cosmetics failed to manufacture products in accordance with the appropriate specifications, which resulted in the manufacture of defective merchandise.

    In addition, on April 29, 1999, the Company instituted a civil suit in Georgia (the 'Georgia Litigation') alleging that AM Cosmetics breached the AM Sales/Marketing and also filed a suit in the Superior Court of New Jersey, Bergen County, seeking a declaratory judgment with respect to AM Cosmetics' restructuring and its impact upon the PIK Preferred Shares (the 'New Jersey Litigation'). The New Jersey Litigation was dismissed without prejudice for lack of prosecution.

    Subsequently, in February 2000, AM Cosmetics filed a counterclaim in the Georgia Litigation alleging that from approximately June 1996 through June 1998, the Company and AM Cosmetics were controlled and majority-owned, through other entities, by Morningside, which was controlled and majority-owned by Vincent A. Wasik. AM Cosmetics alleged that in order to enhance the value of the Company's stock, Mr. Wasik caused the Company and AM Cosmetics to be operated in a way that enhanced the Company's business at AM Cosmetics' expense. Specifically, AM Cosmetics alleged that Wasik caused AM Cosmetics to enter into contracts with the Company that were commercially unreasonable and/or unprofitable for AM Cosmetics.

    On February 25, 2000, Carson Products entered into a settlement agreement (the 'Settlement Agreement') with mutual releases with AM Cosmetics and AMP to resolve each of the Arbitration, the Georgia Litigation and the New Jersey Litigation and all other disputes between the parties. In addition, the Company obtained a release, in favor of the Company, from certain indemnity obligations to certain officers and directors of the Company who had been officers and directors of AM Cosmetics. Pursuant to the Settlement Agreement, Carson Products agreed to make a settlement payment totaling $2,000,000 to AM Cosmetics. Carson Products paid AMP $1,000,000 on February 25, 2000 upon execution of the Settlement Agreement, and agreed to make the remaining $1,000,000 settlement payment on the earlier of July 31, 2000 or the closing of the Merger (the 'Second Payment'). In addition, the PIK Preferred Shares were surrendered to AM Cosmetics and appropriate filings were made to terminate with prejudice each of the Arbitration, the Georgia Litigation and the New Jersey Litigation.

    In connection with the settlement, six Directors of the Company (Messrs. Bathgate, Butler, Estrin, Sabre, Wasik and Yesner) arranged for caused GrandBank Inc., a Maryland state chartered bank, to issue an irrevocable letter of credit (the 'Letter of Credit') in the amount of $690,000 for the benefit of AMP to secure a portion of the Second Payment. AMP is entitled to make a draw down under the Letter of Credit to the extent that the Second Payment has not been made on or prior to March 31, 2000. The Company is required to reimburse such Directors pursuant to a letter agreement among the Company and such Directors, for any amounts drawn down under the Letter of Credit in circumstances in which the Merger is not consummated, together with interest thereon at the rate of 12% per annum from the date of the draw down to the date of reimbursement. In circumstances in which the Merger is consummated, the Company is required to reimburse such Directors only for any amounts drawn down under the Letter of Credit in excess of $531,492 (the first $531,492 of reimbursement in such circumstance being the responsibility of the Company's largest stockholder, DNL Partners Limited Partnership), together with interest thereon at the rate of 12% per annum from the date of the draw down to the date of reimbursement. These arrangements were approved by an independent committee of the Board.

    Parent conditioned its willingness to enter into the Merger Agreement on the satisfactory settlement by the Company of all disputes with AMP and AM Cosmetics arising out of any business relationships between them. The Company believes that it was in the Company's best interest to settle the controversies between the parties and the financial terms of the settlement will not have a material adverse effect on the Company.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE 'EXCHANGE ACT') REQUIRES THE DIRECTORS, EXECUTIVE OFFICERS AND PERSONS WHO OWN BENEFICIALLY MORE THAN 10% OF CERTAIN EQUITY SECURITIES OF THE COMPANY TO FILE REPORTS OF OWNERSHIP WITH THE COMMISSION. COPIES OF ALL SUCH REPORTS ARE REQUIRED TO BE FURNISHED TO THE COMPANY. BASED ON THE REPORTS RECEIVED BY THE COMPANY (AND ON WRITTEN REPRESENTATIONS FROM THE REPORTING PERSONS), THE COMPANY BELIEVES THAT EACH OF THE COMPANY'S DIRECTORS, OFFICERS AND 10% BENEFICIAL OWNERS OF ITS CLASS A COMMON STOCK FILED ON A TIMELY BASIS THE REQUIRED FORMS 3, 4 OR 5 AT THE TIME SUCH FORMS WERE DUE, EXCEPT AS FOLLOWS: MALCOLM YESNER, FORM 4 WITH RESPECT TO ONE TRANSACTION NOT FILED ON A TIMELY BASIS; AND LAWRENCE E. BATHGATE, II, SUZANNE DE PASSE AND JOHN L. SABRE, FORMS 5 NOT FILED ON A TIMELY BASIS.

                                  EXHIBIT INDEX

 EXHIBIT
 NUMBER                           DESCRIPTION                           PAGE
 ------                           -----------                           ----
  *(a)(1) -- Offer to Purchase dated March 8, 2000....................
  *(a)(2) -- Letter of Transmittal with respect to Shares.............
 **(a)(3) -- Text of press release issued by Carson, Inc. dated
             February 28, 2000.........................................
   (a)(4) -- Letter to stockholders of Carson, Inc. dated March 8,
             2000......................................................
  *(a)(5) -- Form of Summary Advertisement dated March 8, 2000........
   (a)(6) -- Fairness Opinion of PaineWebber Incorporated dated
             February 18, 2000.........................................
  *(e)(1) -- Confidentiality Agreement, dated July 24, 1997, as amended from time to time, by and between Carson, Inc. and
             Cosmair, Inc..............................................
  *(e)(2) -- Exclusivity Agreement, dated as of February 3, 2000, by and between Carson, Inc. and Cosmair, Inc. and agreed to
             by DNL Partners Limited Partnership.......................
  *(e)(3) -- Agreement and Plan of Merger, dated as of February 25,
             2000, by and among Cosmair, Inc., Crayon Acquisition Corp.
             and Carson, Inc...........................................
  *(e)(4) -- Stockholders Agreement, dated as of February 25, 2000, by and among Cosmair,
             Inc., Crayon Acquisition Corp., Carson, Inc. and the
             stockholders signatory thereto............................
  *(e)(5) -- Employment Agreement, dated as of February 25, 2000, by and between Cosmair, Inc. and Malcolm R. Yesner...........
 **(e)(6) -- Settlement Agreement, dated as of February 25, 2000, among Carson Products Company, AM Cosmetics Corp. and AM
             Products Company..........................................
 **(e)(7) -- Release, dated as of February 25, 2000, by Carson
             Products Company in favor of AM Cosmetics Corp. and AM
             Products Company..........................................
 **(e)(8) -- Release, dated as of February 25, 2000, by AM Cosmetics
             Corp. and AM Products Company in favor of Carson Products
             Company...................................................
 **(e)(9) -- Letter Agreement, dated as of February 25, 2000, among
             Carson, Inc. and certain directors of the Company.........
***(e)(10)   -- Letter  Agreement,  dated as of  February  25,  2000,  among DNL
             Partners Limited Partnership and Cosmair, Inc.........
***(e)(11) -- Form of Indemnity Release between certain officers and directors of Carson, Inc. and Cosmair, Inc................

---------

  * Filed as an exhibit to Purchaser's Tender Offer Statement on Schedule TO date March 8, 2000 and incorporated herein by reference.

 ** Incorporated by reference to the Company's Current Report on Form 8-K filed on March 1, 2000.

*** To be filed by amendment.